AVG Announces 2014 Annual General Meeting and Form 20-F Filing

AMSTERDAM, May 2, 2014 /PRNewswire/ -- AVG Technologies N.V. (NYSE: AVG) today announced that the Annual General Meeting of Shareholders of AVG (the AGM) will be held on June 11, 2014 at 09:30 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam in the Netherlands. AVG filed its annual report on Form 20-F for the year ended December 31, 2013 (the Form 20-F) with the U.S. Securities and Exchange Commission (SEC) on March 25, 2014.

The notice and agenda of the AGM, supplementary materials relating to the AGM, and the Form 20-F are all available free of charge at the Investor Relations page (Shareholders Meeting section under Corporate Governance) of AVG's website at http://investors.avg.com. The notice and agenda of the AGM (which have been filed with the SEC on a Form 6-K) and the Form 20-F are also available on the SEC's website at www.sec.gov. Interested parties may request a complimentary paper copy of any of the foregoing documents by contacting AVG's investor relations department.

About AVG
AVG's mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG's powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG's software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 177 million active users as of December 31, 2013 and offers a protection, performance and privacy products and services suite to consumers and small businesses including Internet security, performance optimization, mobile security, online backup, identity protection and family safety software.

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CONTACT: Erica Abrams, The Blueshirt Group for AVG, +1 (415) 217-5864, erica@blueshirtgroup.com